                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following is a slide presentation delivered by Michael Capellas, Chairman & CEO of Compaq, at the IDC European IT Forum on September 17, 2001.

[COMPAQ LOGO]
Inspiration Technology

MICHAEL CAPELLAS

Chairman and Chief Executive Officer
Compaq Computer Corporation

"DON'T STOP THINKING ABOUT TOMORROW"

IDC European IT Forum

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

[COMPAQ LOGO]

OUR VISION

INFRASTRUCTURE

[graphic] Data mining & simulation

[graphic] Enterprise data store

Application integration

[graphic] Content delivery

OpenSAN

[graphic] ACCESS

Imaging & Printing

[graphic] Commercial applications

[COMPAQ LOGO]

OUR VISION

INFRASTRUCTURE

[graphic] Data mining & simulation

[graphic] Enterprise data store

Application integration

[graphic] Content delivery

OpenSAN

[graphic] ACCESS

Imaging & Printing

[graphic] Commercial applications

EXTENDED WITH SERVICES AND SOLUTIONS

[COMPAQ LOGO]

MARKET REALITY
INFORMATION TECHNOLOGY

- Overcapacity
    - Three years of hyper growth
    - Venture capital
- Increasing commoditization
- Brutal pricing
- Reduced overall investment in innovation
- Shifting demand

[COMPAQ LOGO]


NOT JUST THE COMPUTING INDUSTRY

- Telecommunications meltdown
   - Overcapacity
   - Heavy fixed costs
- Biggest consumer of technology
- Massive lay-offs
- Financial stress

[COMPAQ LOGO]


IT SPENDING TREND
WORLDWIDE IT SPENDING - 1996-2005

[IT SPENDING TREND GRAPH]

Source: WW IDC Black Books, various years; most recent (6/01) version used for '00 thru '05

[COMPAQ LOGO]


CUSTOMER IT NEEDS ARE CHANGING

- Fewer partners
- Greater value beyond core IT components
- Reduced complexity
- Put all the pieces together
- Manage basic IT resources as a utility

[COMPAQ LOGO]


WHAT HAPPENS NEXT

- Consolidation is inevitable and desirable
   - Changes have accelerated
   - Current business models being challenged
- Low-end will commoditize rapidly
- Customer value created through:
   - Innovation
   - Integrated solutions
   - Service and support

[COMPAQ LOGO]


COMPAQ/HP GOAL

- New "generation" of IT partner
- Broad range of solutions
- Using the best of the industry
- Exploit significant synergies

                       The premier IT solutions provider

[COMPAQ LOGO]


COMPAQ/HP MERGER
CONSOLIDATING THE ENTERPRISE

- Drive new cost and value model for the enterprise
   - Itanium with UNIX, Windows 2000 and Linux
- Extend solutions value with services, software
   - Vertical solutions
   - Managed services
   - Systems management (the "complex")
- Exploit rich IP portfolio and leadership products
- Accelerate next generation access devices

[COMPAQ LOGO]


DRIVE NEW COST/VALUE MODEL FOR THE ENTERPRISE

- Industry standard economics
- Open, market-unifying standards
- Open application integration software
- Rapid deployment of Web services
- Repeatable solutions
- Managed services

[COMPAQ LOGO]


MOST IMPORTANT TECHNOLOGIES

- Wireless and mobile computing
- Distributed content delivery
- Digital imaging
- High scale application integration
- Storage area networks
- Clustering and parallel computing

                      Supported by a new form of delivery:
                             The IT utility concept

[COMPAQ LOGO]


COMPAQ + HP = SUPERIOR CUSTOMER VALUE

- Deep understanding of customer complexity
- Engineering excellence and innovation
- Best products across key growth markets
- Leader in open systems and architecture
- Enhanced global services delivery
- Broad customer coverage and support

                       The premier IT solutions provider

[COMPAQ LOGO]

OUR VISION

INFRASTRUCTURE

[graphic] Data mining & simulation

[graphic] Enterprise data store

Application integration

[graphic] Content delivery

OpenSAN

[graphic] ACCESS

Imaging & Printing

[graphic] Commercial applications

[COMPAQ LOGO]